UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heelys, Inc.

File No. 1-33182 - CF#22118

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        Heelys, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2008.

        Based on representations by Heelys, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.2	through January 1, 2013
Exhibit 10.3	through January 1, 2013
Exhibit 10.4	through January 1, 2013
Exhibit 10.5	through January 1, 2013
Exhibit 10.6	through January 1, 2013
Exhibit 10.7	through January 1, 2013

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel